SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

FOR IMMEDIATE RELEASE	CONSOLIDATED RESULTS For the Third Quarter 2004
For further information please contact:
Geraldo Travaglia
Ney Dias
Marcelo Rosenhek
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1980
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com

(São Paulo, Brazil, November 11, 2004) — Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. released today their consolidated financial results under Brazilian GAAP for the third quarter of 2004.

Profitability

  For 3Q04, operating income stood at R$556 million and net income reached R$327 million, presenting a growth of 38.7% and 7.2%, respectively. Unibanco reached a net income of R$908 million for 9M04, reflecting a 19.3% growth compared to the same period of last year. Stockholders’ equity in September 2004 stood at R$7,932 million, representing a 12.9% increase when compared to September 2003. Annualized return on average equity (ROAE) stood at 17.8% in the quarter.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$84,062 million on September 30th, 2004, representing an increase of 23.5% when compared to September 2003. Of this total, R$30,353 million were loans, R$17,836 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$16,557 million were interbank investments.

  Loans to individuals posted 4.8% growth Q-o-Q and 27.0% growth Y-o-Y. The evolution of 10.1% in the quarter and 26.2% in the year of the consumer finance companies stood out. The share of the portfolio represented by loans to individuals increased from 34.0% of the loan portfolio in September 2003, to 37.5% in September 2004. Consolidated loan portfolio, including other credits, stood at R$30,667 million in September 2004, an increase of 2.1% and 15.2% Q-o-Q and Y-o-Y, respectively.

  At the end of September 2004, the balance for the consolidated allowance for loan losses totaled R$1,430 million, representing 4.7% of the portfolio. This allowance was composed of:

    R$610 million according to Resolution 2682, related to overdue credits;
    R$610 million according to risk parameters of Resolution 2682, related to falling due credits;
    R$210 million based on more conservative percentages than those required by the Regulatory Authority.

  As of September 2004, the balance of loans classified as AA represented 36.4% of total, while D-H loan portfolio represented 7.8% of total.

  Funds and portfolios managed by UAM – Unibanco Asset Management, ended September 2004 with R$99,741 million, including R$32,654 in investment funds and assets. In 3Q04, time deposits in domestic currency reached R$21,200 million. The R$627 million growth in the balance of “Superpoupe”, a time deposit certificate designed for retail clients, with a larger spread than that of traditional time deposits, stood out in the period.

  The BIS ratio stood at 15.4%, well above the minimum required by the Brazilian Central Bank of 11%, and the Fixed Asset ratio stood at 47.8%.

Results Highlights

  The financial margin before provision for loan losses, adjusted by the net impact on investments abroad, reached R$1,675 million in 3Q04, an increase of 14.9% compared to previous quarter. With a 13.0% drop in the provision for loan losses, financial margin after provision stood at R$1,400 million, 22.6% above the previous quarter.

  In 9M04, total fees amounted to R$2,390 million, an increase of 16.2% when compared to 9M03. The ratio of fee revenue over administrative and personnel expenses, which measures recurrent revenues and expenses, increased from 61.6% in 9M03 to 64.7% in 9M04.

  Total personnel and administrative expenses, excluding acquired companies, stood at R$3,602 million in 9M04, an increase of 7.8% when compared to the same period of last year.

Performance Overview

Balance Sheet (R$ million)	9M04	9M03
Loan Portfolio (includes guarantees)	30,667	26,624
Total assets	84,062	68,066
Total deposits	32,044	24,986
Stockholders' equity	7,932	7,023
Assets under management	32,654	24,336
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	4,651	4,431
Provision for loan losses (b)	904	1,113
Gross profit from financial intermediation (a-b)	3,747	3,318
Fees from services rendered	2,390	2,056
Personnel and administrative expenses	3,693	3,340
Operating income	1,428	1,451
Net income	908	761
Ratios (%)
Annualized ROAE	16.4	15.2
Annualized ROAA	1.6	1.4
Fees from services rendered / Personnel and administrative expenses	64.7	61.6
BIS (under Brazil Central Bank guidelines)	15.4	17.3
Earnings per share (R$)	0.65	0.55
Book value per share (R$)	5.68	5.10
Additional Information
Points of sale (1)	1,474	1,396
Number of customers (million)	17.4	13.3

(1)	Includes only branches, corporate-site branches, in-store branches and Fininvest stores.

The Brazilian Economy

The highlight of 3Q04 was the consolidation of the economic recovery trend, especially in the industrial sector. However, during the course of this period, concerns with inflation increased, leading to a new cycle of Selic interest rate increases. In September, the basic interest rate was raised from 16.00% to 16.25%. In the same month, the government announced the increase of the consolidated primary surplus target from 4.25% to 4.50% of GDP. Moreover, the Central Bank adjusted the 2005 inflation target to 5.1%, versus the preceding figure of 4.5% (as measured by the IPCA).

Exports during the quarter led the trade balance to rising monthly surpluses. During this period, the trade balance was positive by US$10.1 billion, a result 13% higher than that of the preceding quarter. The accumulated trade surplus over 12 months is US$32.2 billion, setting yet another all-time record. The accumulated trade surplus until September reached US$ 25.1 billion.

An economic environment of robust exports, further credibility of the fiscal policy, and an improvement of both the external and domestic solvency indicators helped reduce the perception of Brazil’s sovereign risk. The Embi-Brazil index, by the end of 3Q04, stood at 466 basis points, 27.8% lower than at the end of the previous quarter.

Nevertheless, the private sector’s debt rollover rate continued to be fairly modest – indicating a voluntary process of reduction of foreign corporate debt. This low rollover rate did not adversely affect the liquidity of the foreign exchange market, since the trade flow continued to be strong during the period. The U.S. dollar fell by 8.0% compared to Brazilian Real during the course of 3Q04 and by 1.0% when compared to the end of 2003.

The significant results achieved in the government accounts have been sufficient to keep the falling trend of debt/GDP ratio this year. At the end of September, this ratio stood at 53.7%, compared to 58.7% at the end of the previous year.

Inflation in 3Q04 (IPCA - Broad Consumer Price Index) was 1.94%, higher than the 1,60% 2Q04 figure. During the first nine months of 2004, inflation (IPCA) reached 5.5%.

Industrial output, as measured by the IBGE (Brazilian Institute of Geography and Statistics), posted an 8.9% increase for the first nine months of 2004, when compared to the same period last year.

Net Income and Stockholders’ Equity

Unibanco

3Q04 operating income reached R$556 million and net income amounted to R$327 million, up 38.7% and 7.2% from previous quarter, respectively. In 9M04, Unibanco reached R$908 million net income, posting a 19.3% growth compared to 9M03. Stockholders’ equity, in September 2004, stood at R$7,932 million, representing a 12.9% increase when compared to September 2003. Annualized return on average equity (ROAE) stood at 17.8% in the quarter, as shown in the following table.

Profitability	3Q04	2Q04	3Q03	9M04	9M03
Operating income (R$ million)	556	401	428	1,428	1,451
Net income (R$ million)	327	305	270	908	761
Stockholders' equity (R$ million)	7,932	7,704	7,023	7,932	7,023
Annualized return on average equity (%)	17.8	17.3	16.5	16.4	15.2
Annualized return on average assets (%)	1.6	1.6	1.6	1.6	1.4
Earnings per share (R$)(1)	0.23	0.22	0.20	0.65	0.55
Earnings per GDS (R$)(2)	2.29	2.09	1.95	6.28	5.44
Book value per share (R$) - outstanding(1)	5.68	5.52	5.10	5.68	5.10

(1)	In August 2004, there was a reverse stock split in a ratio of 100 shares per every 1 share of the same type and class. Quotes from previous periods were adapted to be comparable to current quotes.
(2)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.

Unibanco Holdings

Unibanco Holdings’ net income for 9M04 totaled R$503 million, resulting in earnings per share of R$0.61. Stockholders’ equity at period-end reached R$4,710 million and annualized ROAE stood at 15.2%, affected by PIS and COFINS tax provisions over interest on capital stock revenues. Book value per share reached R$5.68 at period-end.

Assets

Unibanco’s consolidated total assets reached R$84,068 million on September 30th, 2004, representing an increase of 23.5% when compared to September 30th, 2003, as shown below:

Marketable Securities

The following table shows the securities portfolio classification as of September 2004 and the impact of marked-to-market adjustments for the indicated periods:

R$ million
Marketable Securities Breakdown	Book Value	% of Portfolio	Amortized Cost	% of Portfolio
Trading	8,134	47%	8,072	47%
Available for sale	3,788	22%	3,854	22%
Held to maturity	5,338	31%	5,338	31%
Total	17,260	100%	17,264	100%

R$ million
	Market Value Adjustment Sep-04	Δ 3Q04
To Income Statement
Trading	62	1
Derivatives	15	10
Total	77	11

To Stockholders Equity
Available for sale	(66)	46
Derivatives	(45)	8
Total	(111)	54

The sale of securities and the write-off of a debenture, classified as available for sale, generated realized pre-tax losses of R$23 million in 3Q04.

The following table shows the changes in the securities portfolio in the quarter:

R$ million
Changes in Securities Portfolio	Balance Jun-04	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Sep-04
Trading	9,131	(45)	384	(1,559)	11,715	(11,554)	8,072
Available for sale	3,349	(27)	183	(149)	995	(497)	3,854
Held to maturity	6,174	(422)	140	(799)	245	-	5,338

Total	18,654	(494)	707	(2,507)	12,955	(12,051)	17,264
(1)	Interest payments and redemptions at maturity.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement. The following table shows such securities’ balance as of September 30th, 2004:

R$ million
Trading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	4,707	3	4,710

Brazilian sovereign debt	246	-	246

Bank debt securities	315	-	315

Mutual funds	2,044	-	2,044

Others	760	59	819

Total	8,072	62	8,134
Tax effect		(21)
Total (-) tax credit		41

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account. The following table shows their balance on September 30th, 2004:

R$ million
Securities Available for Sale	Amortized Cost	Market Value Adjustment	Market Value
Federal government	664	(13)	651

Foreign Government	114	-	114

Corporate debt securities	2,334	(47)	2,287

Bank debt securities	260	4	264

Marketable equity securities	127	(10)	117

Mutual funds	355	-	355

Total	3,854	(66)	3,788
Tax effect		22
Total (-) tax credit		(44)

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests. The following tables show their balance on September 30th, 2004:

R$ million
Securities Held to Maturity	Amortized Cost
Federal government	2,889

Brazilian sovereign debt	2,162

Corporate debt securities	181

Bank debt securities	106

Total	5,338

Securities held to maturity funded with third parties resources	Balance on September 30, 2004 (R$ million)	Average Interest Rate per Year (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	4,741	9.88	37
Third parties resources (denominated in US$)	4,741	4.70	46
Annual spread		4.94
II. Other securities - indexed to IGPM	443	9.60	232
Third parties resources	443	6.00	232
Annual spread		3.30
III. Securities - indexed to Selic	154	15.80	23
Third parties resources	154	6.00	23
Annual spread		9.25
Total securities held to maturity	5,338	10.02	53

The market value of such securities stood at R$5,621 million as of September 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 4.9% per annum in September 2004.

Loan Portfolio

Loans to individuals posted 4.8% growth Q-o-Q and 27.0% growth Y-o-Y. The evolution of 10.1% in the quarter and 26.2% in the year of the consumer finance companies stood out, thus contributing to the individuals portfolio share increase, which represented 37.5% of the loan portfolio in September 2004, compared to 34.0% in September 2003.

Total corporate loan portfolio posted 0.5% growth in the quarter and 9.1% growth in the year. Small and micro companies loan portfolio posted significant growth: 13.8% Q-o-Q and 35.2% Y-o-Y. The Real appreciation in the quarter was the main contributor to the 2.5% reduction in the balance of large corporate loans. US dollar-indexed corporate loans portfolio was kept fairly stable in the quarter, from US$1,909 million (R$5,932 million) as of June, 2004 to US$1,886 million (R$5,391 million) as of September 2004.

Total loan portfolio reached R$30,667 million as of September 2004, posting 2.1% and 15.2% growth in the last three and twelve months, respectively. The following tables show loan portfolio by type of client:

					R$ million
Balance of Loans by Client Segment	Sep-04	Jun-04	Sep-03	Quarter Change (%)	Annual Change (%)
Total Individuals	11,496	10,969	9,050	4.8	27.0
Multiple Bank and other companies	6,248	6,012	5,434	3.9	15.0
Credit Cards	3,290	3,178	2,065	3.5	59.3
Unicard	1,082	1,045	973	3.5	11.2
HiperCard	894	836	-	6.9	-
Credicard(1)	1,314	1,297	1,092	1.3	20.3
Consumer Finance Companies	1,958	1,779	1,551	10.1	26.2
Fininvest / Creditec	1,357	1,235	1,127	9.9	20.4
LuizaCred(2)	179	166	129	7.8	38.8
PontoCred(2)	422	378	295	11.6	43.1

Total Corporate	19,171	19,076	17,574	0.5	9.1
Large corporate	13,674	14,021	13,361	-2.5	2.3
Middle market	1,707	1,726	1,410	-1.1	21.1
Small companies	3,790	3,329	2,803	13.8	35.2

Total	30,667	30,045	26,624	2.1	15.2
(1)	33% stake in Credicard.
(2)	50% stake in LuizaCred e PontoCred.

The following chart shows the growth in individuals and corporate portfolio.

Individuals

Corporate

The following tables show loan portfolio by segment and by business:

					R$ million
Loan Portfolio by Business Activity	Sep-04	Jun-04	Sep-03	Quarter Change (%)	Annual Change (%)
Manufacturing	8,943	9,236	8,979	-3.2	-0.4
Other services	5,777	5,479	4,763	5.4	21.3
Retailers	3,039	3,058	2,683	-0.6	13.3
Agribusiness	857	775	761	10.6	12.6
Individual	11,496	10,969	9,050	4.8	27.0
Other	555	528	388	5.1	43.0
Total Risk	30,667	30,045	26,624	2.1	15.2

				R$ million
Loans, by Segment and by Companies - September 2004	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
Commercial, industrial and other	12,985	52	986	14,023
Import and export financing	3,453	-	-	3,453
Loans to agriculture	960	-	-	960
Subtotal 1	17,398	52	986	18,436
Credit cards	84	3,982	-	4,066
Individuals	3,205	952	2,061	6,218
Leasing	280	-	300	580
Real estate loans	1,053	-	-	1,053
Subtotal 2	4,622	4,934	2,361	11,917
Total loans	22,020	4,986	3,347	30,353
Co-obligation on credit card customer financing	-	314	-	314
Total Risk	22,020	5,300	3,347	30,667

				R$ million
Loans, by Segment and by Companies - September 2003	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
Commercial, industrial and other	11,020	39	1,338	12,397
Import and export financing	3,763	-	-	3,763
Loans to agriculture	832	-	-	832
Subtotal 1	15,615	39	1,338	16,992
Credit cards	9	2,697	-	2,706
Individuals	3,890	648	753	5,291
Leasing	6	-	452	458
Real estate loans	903	-	-	903
Subtotal 2	4,808	3,345	1,205	9,358
Total loans	20,423	3,384	2,543	26,350
Co-obligation on credit card customer financing	-	274	-	274
Total Risk	20,423	3,658	2,543	26,624

Allowance and Provisions for Loan Losses

As of September 2004, the balance for the consolidated allowance for loan losses totaled R$1,430 million, representing 4.7% of the portfolio, and composed of:

  R$610 million according to Resolution 2682, related to overdue credits;
  R$610 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$210 million based on more conservative percentages than those required by the Regulatory Authority.
								R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments
AA	-	11,142	36.4	-	-	10	10	0.1
A	0.5	12,545	77.3	-	63	22	85	0.7
B	1.0	2,506	85.4	2	23	15	40	1.6
C	3.0	2,091	92.2	6	56	34	96	4.6
D	10.0	891	95.1	35	54	112	201	22.6
E	30.0	492	96.7	48	100	10	158	32.1
F	50.0	210	97.4	61	44	5	110	52.4
G	70.0	205	98.1	70	73	2	145	70.7
H	100.0	585	100.0	388	197	-	585	100.0
TOTAL		30,667		610	610	210	1,430
% of portfolio							4.7%

As of September 2004, the balance of loans classified as AA represented 36.4% of total, while D-H loan portfolio represented 7.8% of total. The following chart demonstrates the evolution of the loan portfolio breakdown:

The allowance for loan losses over the balance of loans with principal or interest past due for 60 days or longer (non-accrual portfolio) reached 99.2%. The ratio of non-accrual portfolio over the total loan portfolio remained stable at 4.7%, in September 2004.

The following tables show the loan portfolio classification and allowances for loan losses by company as of September 2004:

R$ million
Portfolio Classification, by Risk	Multiple Bank and Other Companies		Consumer Finance Companies		CDC and Auto Financing		Total
	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance
AA	10,196	10	523	-	423	-	11,142	10
A	6,349	34	3,694	38	2,502	13	12,545	85
B	1,968	23	352	15	186	2	2,506	40
C	1,822	80	159	13	110	3	2,091	96
D	730	177	119	20	42	4	891	201
E	357	112	112	39	23	7	492	158
F	102	55	94	48	14	7	210	110
G	106	76	88	62	11	7	205	145
H	390	390	159	159	36	36	585	585
Total	22,020	957	5,300	394	3,347	79	30,667	1,430

R$ million
Allowance for Loan Losses	3Q04	2Q04	3Q03	9M04	9M03
Allowance for loan losses (opening balance)	1,545	1,396	1,481	1,549	1,591
Provision for loan losses	275	316	416	904	1,113
Required provision	332	264	378	917	1,087
Additional provision	(57)	52	38	(13)	26
Opening balance from acquired company	-	145	-	148	-
Loan write-off	(390)	(312)	(360)	(1,171)	(1,167)
Allowance for loan losses (closing balance)	1,430	1,545	1,537	1,430	1,537

Loan recovery	76	74	101	212	281
Net write-off	(314)	(238)	(259)	(959)	(886)
Net write-off / Total Risk (%)	1.0	0.8	1.0	3.1	3.3

Funding

As of September 30th, 2004, Unibanco’s overall funding reached R$99,741 million, including R$32,654 million in investment funds and assets under management, as shown below:

R$ million
Funding Balance	Sep-04	Jun-04	Sep-03	Quarter Change(%)	Annual Change(%)
Total funds in local currency	52,268	47,132	40,802	10.9	28.1
Total funds in foreign currency	14,819	16,077	13,202	-7.8	12.2
Total funds	67,087	63,209	54,004	6.1	24.2
Assets under management	32,654	30,503	24,336	7.1	34.2
Total funds + third-parties assets under management	99,741	93,712	78,340	6.4	27.3

Funds and portfolios managed by UAM – Unibanco Asset Management reached R$32,654 million by the end of September 2004, up 34.2% when compared to September 2003 and 7.1% when compared to June, 2004. (Please also refer to Businesses Highlights – Wealth Management).

The following tables show funding in local and foreign currency:

R$ million
Funds in Local Currency	Sep-04	Jun-04	Sep-03	Quarter Change(%)	Annual Change(%)
Total funds in local currency	52,268	47,132	40,802	10.9	28.1
Total deposits	29,560	26,426	23,215	11.9	27.3
Demand deposits	2,867	2,254	1,712	27.2	67.5
Savings deposits	5,357	5,399	5,194	-0.8	3.1
Interbank deposits	136	194	145	-29.9	-6.2
Super Poupe	1,030	403	-	155.6	-
Time deposits	20,170	18,176	16,164	11.0	24.8
Funds obtained in the open market	9,751	8,722	6,687	11.8	45.8
Debentures and mortgage notes	524	634	787	-17.4	-33.4
Local onlendings (BNDES funds)	4,765	4,832	4,906	-1.4	-2.9
Subordinated Debt	354	340	262	4.1	35.1
Tech. provisions for insurance, annuities and pension plans	5,338	5,063	3,875	5.4	37.8
Others	1,976	1,115	1,070	77.2	84.7

In 3Q04, time deposits in domestic currency reached R$21,200 million. The R$627 million growth in the balance of “SuperPoupe”, a time deposit certificate designed for retail clients, with a larger spread than that of traditional time deposits, stood out in the period.

R$ million
Funds in Foreign Currency	Sep-04	Jun-04	Sep-03	Quarter Change(%)	Annual Change(%)
Total funds in foreign currency	14,819	16,077	13,202	-7.8	12.2
Total deposits	2,484	2,902	1,771	-14.4	40.3
Demand deposits	738	699	597	5.6	23.6
Savings deposits	543	572	315	-5.1	72.4
Interbank deposits	8	-	73	-	-
Time deposits	1,195	1,631	786	-26.7	52.0
Funds obtained in the open market	1,514	1,432	655	5.7	131.1
Local onlendings (BNDES funds)	253	274	281	-7.7	-10.0
Foreign onlendings	235	264	265	-11.0	-11.3
Finance lines for exports and imports	2,520	3,554	2,622	-29.1	-3.9
Eurobonds and commercial paper	1,717	1,723	3,096	-0.3	-44.5
Subordinated Debt	1,247	1,338	607	-6.8	105.4
Securitization	2,838	3,191	1,804	-11.1	57.3
Other	2,011	1,399	2,101	43.7	-4.3

Funding in foreign currency posted 7.8% drop Q-o-Q, totaling R$14,819 million at the end of September 2004, mainly due to the Real appreciation during the period.

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	16.7	17.3
Changes in risk weighted assets	(0.6)	(1.8)
Net foreign exchange exposure	(0.9)	(2.5)
Changes in market risk - interest rates	(0.1)	(0.1)
Stockholders' equity growth	0.3	2.5
BIS Ratio on September 30, 2004	15.4	15.4

The BIS ratio stood at 15.4%, above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital, as of September 2004:

	Reference Equity (R$ million)	BIS ratio(%)
Tier I	8,094	13.0
Tier II	1,465	2.4

Total	9,559	15.4

In September 2004, the Fixed Asset ratio stood at 47.8%.

Performance Overview

Results

Net income in 3Q04 stood at R$327 million, up 7.2% when compared to previous quarter. In 9M04, Unibanco reached a net income of R$908 million, up 19.3% when compared to the same period of last year. Operating income for 3Q04 stood at R$556 million, a 38.7% growth compared to 2Q04.

The financial margin before provision for loan losses, adjusted by the net impact on investments abroad, reached R$1,675 million in 3Q04, an increase of 14.9% compared to previous quarter. Total average assets, not considering permanent assets, grew 9.3% in the quarter, mainly due to the increase of 17.6% in the interbank accounts. Therefore, financial margin increased from 8.4% in 2Q04 to 8.8% in 3Q04. With a 13.0% drop in the provision for loan losses, financial margin after provision stood at R$1,400 million, 22.6% above the previous quarter. In 9M04, the financial margin was 8.5%.

R$ million
Financial Margin	3Q04	2Q04	3Q03	9M04	9M03
Revenue from Financial Intermediation	3,095	3,414	3,419	9,400	8,369
Expenses on Financial Intermediation	(1,420)	(1,956)	(1,887)	(4,749)	(3,938)
Financial margin (before provision for loan losses) (A)	1,675	1,458	1,532	4,651	4,431
Provision for Loan Losses	275	316	416	904	1,113
Financial Margin (After Provision for Loan Losses)	1,400	1,142	1,116	3,747	3,318

Total Average Assets (-) Average Permanent (B)	78,504	71,791	63,800	73,469	68,389

Annualized Net Financial Margin (%) (A/B)	8.8	8.4	10.0	8.5	8.7

Investments abroad totaled R$2,0 billion and R$1,9 billion at the end of September 2004 and June 2004, respectively. During the course of 9M04, these investments abroad were reduced by dividend payment. The tables below show the variation of investments abroad and the exchange rate fluctuation impact on these investments:

US$ million
	3Q04	2Q04	3Q03	9M04	9M03
Investments Abroad (opening balance)	606	674	955	842	1,015
Net Income	89	31	40	170	204
Dividends paid	-	(114)	(52)	(334)	(320)
Market value adjustments	(1)	15	1	16	45
Investments Abroad (closing balance)	694	606	944	694	944

R$ million
Impact on Investments Abroad	3Q04	2Q04	3Q03	9M04	9M03
Exchange rate fluctuation on investments abroad	(105)	97	39	-	(603)
Hedge on investments abroad (currency)	170	(63)	(12)	142	589
Net impact before income tax and social contribution	65	34	27	142	(14)

Tax effects from exchange rate fluctuation on hedge	(58)	21	4	(48)	(200)

Net impact after income tax and social contribution	7	55	31	94	(214)

The exchange rate fluctuation on investments abroad is not deductible and not taxable. This impact was offset by a hedge against the fiscal effects of foreign exchange exposure, which had a positive impact in the financial margin.

The following table shows the balance of assets and liabilities in foreign and local currencies, and the net exposure:

R$ million
	September 30, 2004
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	14,390	3,493	17,883
Marketable securities	12,029	5,807	17,836
Trading	7,506	628	8,134
Available for sale	3,392	396	3,788
Held to maturity	597	4,741	5,338
Derivative financial instruments	534	42	576
Interbank accounts	4,872	284	5,156
Net loans	22,937	5,986	28,923
Loans	24,088	6,265	30,353
Allowances for loan losses	(1,151)	(279)	(1,430)
Other assets	12,710	1,554	14,264
Total assets	66,938	17,124	84,062

Deposits	29,560	2,484	32,044
Securities sold under repurchase agreements (open market)	9,751	1,514	11,265
Resources from securities issued	524	1,717	2,241
Interbank accounts	587	38	625
Borrowings and onlending	5,042	3,518	8,560
Financial derivative instruments	304	22	326
Other liabilities	14,347	5,950	20,297
Minority interest	772	-	772
Stockholders' equity	7,932	-	7,932
Total liabilities	68,819	15,243	84,062

Derivatives and leasing operations	(4,692)	(3,141)	(7,833)
Operations to mature (with no exposure risk), foreign strategic shareholder and others		(691)

Net exposure - BIS ratio		(1,951)

The following chart demonstrates net revenue by business:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	3Q04	2Q04	3Q03	9M04	9M03
Banking fees and other fees and commissions	408	403	372	1,217	1,113
Credit Cards	321	321	232	886	716
Unibanco's Cards	157	163	102	428	318
Redecard	57	57	46	165	129
Credicard	107	101	84	293	269
Assets under management	100	96	82	287	228
Total fees from services rendered	829	820	685	2,390	2,056

Total fees reached R$829 million in 3Q04, and amounted to R$2,390 million in 9M04, an increase of 16.2% when compared to 9M03.

Banking fees and other fees and commissions reached R$408 million in 3Q04 and R$1,217 million in 9M04, representing an increase of 9.3% Y-o-Y. Fee revenues from the credit card business reached R$321 million in 3Q04 and R$886 million in 9M04, growing 23.7% when compared to 9M03.

Fee revenues from assets under management reached R$100 million and R$287 million in 3Q04 and in 9M04, respectively, presenting a growth of 4.2% for the quarter and 22.0% over 3Q03.

Fee revenues over personnel and administrative expenses (recurrent revenues and expenses) increased from 61.6% in 9M03 to 64.7% in 9M04, as shown below.

Personnel and Administrative Expenses

The tables below show the breakdown of Unibanco’s personnel and administrative expenses for the indicated periods, detaching the effect of the recent acquisitions:

R$ million
Personnel and Administrative Expenses	3Q04	2Q04	3Q03	9M04	9M03
Multiple bank	807	761	756	2,297	2,117
Subsidiaries (excluding acquired companies)	459	435	425	1,305	1,223
Subtotal	1,266	1,196	1,181	3,602	3,340
Acquired companies	42	46	-	91	-
Total	1,308	1,242	1,181	3,693	3,340

R$ million
Personnel Expenses	3Q04	2Q04	3Q03	9M04	9M03
Multiple bank	384	356	363	1,073	952
Subsidiaries (excluding acquired companies)	130	117	128	373	360
Subtotal	514	473	491	1,446	1,312
Acquired companies	13	11	-	24	-
Total	527	484	491	1,470	1,312

Personnel expenses changes are explained below:

Main Changes – Personnel Expenses	Δ 3Q04 / 2Q04	Δ 9M04 / 9M03
Total Change	8.9%	12.0%
Collective Bargain	3.3%	6.4%
Organic Growth	-	2.6%
Rescission	3.9%	2.0%
Acquisitions	0.4%	1.8%

The table below shows the breakdown of other administrative expenses:

R$ million
Other Administrative Expenses	3Q04	2Q04	3Q03	9M04	9M03
Multiple bank	423	405	393	1,224	1,165
Subsidiaries (excluding acquired companies)	329	318	297	932	863
Subtotal	752	723	690	2,156	2,028
Acquired companies	29	35	-	67	-
Total	781	758	690	2,223	2,028

In 9M04, the expenses increase of R$128 million is mainly explained by the readjustment of the public utilities tariffs, rental and software maintenance contracts, real estate rental, mailing expenses, and advertising and publicity.

The table below shows the breakdown of other administrative expenses:

R$ million
Other Administrative Expenses	3Q04	2Q04	3Q03	9M04	9M03
Third-party services	245	250	220	715	642
Leasing of equipments	10	2	8	19	23
Data processing and telecomunications	100	101	127	304	318
Depreciation and amortization	94	94	109	277	266
Facilities - maintenance and preservation	153	153	97	443	336
Advertising and publicity	74	72	17	187	119
Financial system services cost	24	19	13	65	53
Transportation	16	14	17	44	49
Material	21	19	8	51	32
Others	44	34	74	118	190
Total	781	758	690	2,223	2,028

Other Operating Income and Expenses

In 3Q04, other operating income and expenses account presented R$211 million expenses, almost the same level of the previous quarter. In 9M04, increases in allowance for labor and civil contingencies, expenditures with goodwill, and provision for the Early Retirement Program contributed to R$322 million of the total of this account.

Businesses Highlights

RETAIL

In July 1st, 2004, following the changes that occurred at the Executive Committee level, a new organizational structure began to be implemented on the Retail segment. The new configuration aims to create greater synergy between different activities and businesses covering products, distribution channels, and costumers in its many sub-segments.

Beside the consolidation of the current business and the increase in synergy among them, the new structure aims to keep the growth dynamic of the various business units: commercial bank transactions made by individuals; commercial bank transactions made by companies with annual sales up to R$150 million; credit card businesses; consumer finance transactions; and car and heavy vehicles financing.

The total client base of Unibanco Group reached 17.4 million at the end of September 2004, as illustrated in the chart below:

Branches Network

At the end of 3Q04, Unibanco had 868 branches and 397 corporate-site branches. Checking account holders plus investors in saving accounts and retirees reached, at the end of September 2004, 6.3 million clients under Unibanco’s brand. The average number of products per checking account holder stood at 6.5, above the 5.9 figure of September 2003.

The highlight of the period was the balance of R$1,030 million in the Superpoupe’s portfolio. “Superpoupe” is a time deposit certificate with cost of funding of TR (Taxa de Referência) + 9.5% per year, less than the cost of a traditional time deposit certificate.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex-Ponto Frio stores), LuizaCred (a partnership with Magazine Luiza department store chain), Creditec, Hipercard and by the partnerships with Tricard and Sonae.

Credit Card Companies

R$ million
3Q04 Financial Information	UNICARD (1)	HIPERCARD	REDECARD	CREDICARD (4) ORBITALL
Contribution to Unibanco’s results (2) (3)	27	36	23	24
Credit portfolio	1,082	894	-	3,942
Annualized ROAE (5)	42.7%	87.9%	220.2%	171.8%

Business Information
Portfolio (million of credit cards)	4.5	2.6	-	7.6
Billings	1,722	1,080	12,692	4,769
Number of transactions (million)	23	18	202	61
Average Ticket (R$)	76	60	63	78
(1)	Credit Card Business: former Cartão Unibanco and Tricard included in Unicard – Banco Múltiplo S/A.
(2)	When referring to Redecard, includes fees from Redecard paid to its shareholders.
(3)	When referring to Credicard, does not include profit sharing generated by approximately 50 thousand cards originated from Unibanco.
(4)	When referring to Credicard / Orbitall data, refers to 100% of the companies, except for the participation in the business result.
(5)	When referring to Redecard, 9M04 annualized ROAE.

Unicard

Unicard’s credit card business had earnings of R$27 million in 3Q04. In 9M04, earnings stood at R$90 million. The 9M04 annualized ROAE was 48.9%.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,722 million in 3Q04, a 8.1% growth versus 2Q04 and 25.1% above 3Q03 figures. The credit portfolio reached R$1,082 million in the quarter, 3.5% above the previous period and 11.2% above 9M04. In September 2004, the number of cards issued stood at 4.5 million, up 7.1% when compared to September 2003.

Following are the main indicators of Unicard’s credit card business:

R$ million
Financial Information	3Q04	2Q04	3Q03	9M04	9M03
Earnings	27	30	46	90	100
Fees	60	55	46	168	146
Credit portfolio (1)	1,082	1,045	973	1,082	973
Provision for loan losses (1)	45	46	44	126	131

Business Information
Portfolio (number of credit cards, in million)	4.5	5.2	4.2	4.5	4.2
Billings	1,722	1,593	1,376	4,725	3,892
Number of transactions (# million)	23	21	19	64	53
Average ticket (R$)	76	75	74	74	73
Financed volume	430	426	434	428	411
(1)	Individuals

HiperCard

HiperCard, the credit card business from Bompreço supermarket chain and acquired by Unibanco in March 2004, had earnings of R$36 million in 3Q04. ROAE was 87.9% in the quarter. In September 2004, Hipercard’s credit portfolio stood at R$894 million. The company had more than 66 thousand affiliated stores, 2.6 million cards and 1.8 million clients.

R$ million
Financial Information	3Q04	2Q04 (1)
Earnings	36	20
Fees	28	44
Credit portfolio	894	836
Annualized ROAE	87.9%	31.0%

Business Information
Portfolio (number of credit cards, in million)	2.6	2.5
Billings	1,080	1,400
Number of transactions (# million)	18	23
Average ticket (R$)	60	60
Financed volume	151	114
(1)	From March 1st to June 30th, 2004.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall - contributed with R$47 million to Unibanco’s 3Q04 results. The volume of transactions of Credicard reached R$179 million in 9M04, up 7.8%, when compared to the same period of last year. Credicard credit portfolio was of R$3,942 million in September 2004, of which 33.3% consolidated at Unibanco (R$1,314 miilion).

On November 8, Unibanco, Citibank and Itaú announced a shareholder restructuring of Credicard Banco that shall be completed until the end of 2004. The restructuring is subject to certain agreed upon conditions among the partners. According to this restructuring, Unibanco will transfer its interest in Credicard to Itaú and Citibank. Each of the companies will hold 50% of Credicard’s capital stock. Citibank and Unibanco will sell their interest in Orbitall to Itaú. Redecard’s current shareholder structure will remain the same. The above-mentioned transactions, once effective, should generate to Unibanco pre-tax non-operational net income of approximately R$1.4 billion, which shall be mainly offset by the amortization of goodwill balances.

R$ million
Ratios and Financial Information	3Q04			9M04
	CREDICARD	REDECARD	ORBITALL	CREDICARD	REDECARD	ORBITALL
Net income (1) (2)	57	73	15	189	206	27
(%) Equity stake	33.3	31.9	33.3	33.3	31.9	33.3
Equity income (1) (2)	19	23	5	63	66	9
Stockholders' equity	287	51	185	287	51	185

Consumer Finance Companies

R$ million
3Q04 Financial Information	FININVEST	LUIZACRED (1)	PONTOCRED
Net income	45	6	12
(%) Equity stake	100%	50%	50%
Equity income	45	3	6
Credit portfolio	1,394	358	844
Provision for loan losses	90	12	28
Annualized ROAE	40.9%	52.3%	29.9%

Business Information
Clients (million)	4.6	1.3	3.4
Billings	1,151	189	556
Number of transactions (million)	15	0.9	1.1
Average Ticket (R$)	77	210	505

(1)	Result consolidated at Fininvest.

Fininvest

Fininvest contributed with R$45 million equity income in 3Q04, an increase of 18.4% Y-o-Y. Annualized ROAE was 40.9%. For 9M04, equity income reached R$136 million, up 54.5% Y-o-Y and posting 41.5% ROAE.

The company ended 3Q04 with R$1,394 million in credit portfolio, a 9.9% growth when compared to 2Q04 and 20.9% over the last 12 months. Revenues in the quarter reached R$1,151 million, a 12.4% growth Q-o-Q and up 32.9% when compared to 3Q03.

Active customers totaled 4.6 million at the end of September, when Fininvest had 209 stores and 9,979 points-of-sale.

The table below shows Fininvest’s main indicators:

R$ million
Financial Information	3Q04	2Q04	3Q03	9M04	9M03
Equity income	45	47	38	136	88
Credit portfolio (excluding LuizaCred)	1,394	1,268	1,153	1,394	1,153
Fees	69	64	56	188	172
Provision for loan losses (excluding LuizaCred)	90	95	104	263	260
Annualized ROAE	40.9%	47.7%	56.2%	41.5%	41.5%

Business Information
Clients (million)	4.6	4.3	3.9	4.6	3.9
Billings	1,151	1,024	866	3,100	2,607
Number of transactions (# million)	15	14	11	42	32
Average ticket (R$)	77	73	79	74	81

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$6 million in 3Q04, with annualized ROAE of 52.3% for the period. In 9M04, LuizaCred had earnings of R$17 million, 30.8% above the same period last year. Billings reached R$189 million in 3Q04, a 15.2% growth Q-o-Q and up 43.2% Y-o-Y. The company ended September 2004 with 1.3 million active customers and R$358 million in loan portfolio, an increase of 39.3% over the last 12 months. The company has presence at 198 Magazine Luiza’s points of sale and at 52 Lojas Arno points of sale, which were recently acquired by Magazine Luiza.

The following table presents LuizaCred’s main indicators:

R$ million
Financial Information	3Q04	2Q04	3Q03	9M04	9M03
Earnings	6	4	5	17	13
Equity income	3	2	2	8	5
Credit portfolio	358	332	257	358	257
Provision for loan losses	12	11	8	33	18
Annualized ROAE	52.3%	36.9%	79.8%	46.1%	61.6%

Business Information
Clients (million)	1.3	1.2	1.0	1.3	1.0
Billings	189	164	132	504	356
Number of transactions (million)	0.9	0.9	0.7	2.5	1.8
Average ticket (R$)	210	182	188	202	198

PontoCred

PontoCred posted net income of R$12 million in 3Q04, up 50.0% Q-o-Q. Accumulated net income for 9M04 was R$35 million, a 40.0% growth when compared to 9M03, with annualized ROAE at 29.3% in the period. At the end of September 2004, the loan portfolio totaled R$844 million, an increase of 43.1% in 12 months. The total number of active customers reached 3.4 million in September 2004. PontoCred has presence at the 338 Ponto Frio’s points of sale.

The table below shows PontoCred’s main figures:

R$ million
Financial Information	3Q04	2Q04	3Q03	9M04	9M03
Net income	12	8	11	35	25
Equity income	6	4	6	18	13
Credit portfolio	844	759	590	844	590
Provision for loan losses	28	32	30	88	94
Annualized ROAE	29.9%	20.6%	37.6%	29.3%	27.5%

Business Information
Clients (million)	3.4	3.2	2.6	3.4	2.6
Billings	556	509	389	1,458	1,104
Number of transactions (million)	1.1	1.0	0.8	2.9	2.4
Average ticket (R$)	505	509	486	503	460

Sonae

In August 2004, Unibanco and Sonae have signed a partnership for the establishment of a credit company for the commercialization of financial products to Sonae’s client base. Sonae has 46 hypermarkets, 91 supermarkets and 11 wholesale supermarkets in the South and Southeast regions.

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$3 million in 3Q04 and R$7 million in 9M04. The bank ended the period with a R$1,796 million loan portfolio, up 7.7% Q-o-Q.

Unibanco Capitalização

The annuity business of Unibanco Capitalização posted revenues of R$85 million in 3Q04, up 3.7% Q-o-Q and up 9.0% Y-o-Y. In 9M04 revenues posted a 11.7% growth when compared to 9M03, reaching R$239 million. The business result reached R$16 million in 3Q04 and R$49 million in 9M04.

WHOLESALE

The Wholesale segment experienced some structural changes in 3Q04, when it focused in domestic and multinational companies with sales greater than R$150 million, totaling 2,026 companies at the end of September 2004. In August 2004, medium-sized companies (sales in the R$40 to R$150 million annual range) began to be serviced by the Retail segment.

A new regional corporate customer service strategy was developed during the course of 3Q04, based on proximity with customers and the fulfillment of their day-to-day needs in terms of financial transactions, by means of a diversified range of products and services offered, including loans for working capital, foreign trade finance, banking services, corporate finance and consulting services.

The period’s highlights include the following:

  In 3Q04, Unibanco led the Brazilian market’s main equity capital markets’ deal, as the Leading Coordinator for the Braskem Public Offering of R$ 1.2 billion.

  In 3Q04, Project Finance area completed three projects in the healthcare, port, and sugar & alcohol sectors. In the healthcare sector, the International Finance Corporation – IFC and BNDES’ onlending was made effective. Resources were used to support the expansion of São Luiz Hospital, in São Paulo. In the port sector, a Project Finance was structured with onlended resources from BNDES. Unibanco and Banco do Brasil were the leaders of Santos Brasil transaction. In the sugar & alcohol sector, the financing of agricultural and industrial expansion and energy cogeneration for Usina Colombo in Ariranha, SP, was concluded, through syndicated loans with BNDES resources.

  As a financial agent for the BNDES (Brazilian National Social and Economic Development Bank), Unibanco disbursed R$721 million up to September 2004. In 3Q04, the amount disbursed by Unibanco as a BNDES agent reached R$246 million. BNDES.exim finance disbursed reached R$166 million up to September 2004.

  During 3Q04, Unibanco advised the Suzano Group regarding the corporate integration of Cia. Suzano de Papel e Celulose with Bahia Sul Papel e Celulose S/A (both of them pulp and paper companies), as well as the Rede Group, in connection with the sale of Itamarati Norte, the company that held the hydroelectric power stations of Juba I and II, totaling R$230 million.

  In 3Q04, Unibanco was the Leading Coordinator of the first Securities Program (Programa de Valores Mobiliários) of the Brazilian market, worth a total of R$1.5 billion, structured for Companhia Energética de Minas Gerais – CEMIG (the Minas Gerais power company) and of the 1st tranche of this program, totaling R$230 million. Unibanco was also the Coordinator of the 2nd Issue of the State of São Paulo Sanitation Company – SABESP - Promissory Notes, worth R$200 million and of the first tranche of this program, worth R$600 million, in addition to having been the Coordinator of three other issues that amounted to roughly R$825 million. In the secondary market, Unibanco traded some US$155 million in corporate securities in Brazil and US$4.1 billion in sovereign debt and corporate securities abroad.

  On September 30th, 2004, Unibanco had a US$1.3 billion balance in export financing activities. This amount resulted from 95 active relationships of a total of 330 correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations.

  In the Syndicated Loans area, Unibanco led a BNDES onlending transaction for Usina Colombo. Unibanco also took part, with an expressive amount, in the working capital transaction in foreign currency for Telemar and in the syndicate of Braskem’s Import Notes.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$76 million in 3Q04, up 31.0% Y-o-Y. The annualized ROAE was 23.5% in 3Q04.

3Q04’s consolidated revenues for insurance, extended warranty and private pension plans amounted to R$1,039 million, 38.0% above 3Q03 figure.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds) and ANS - Agência Nacional de Saúde Suplementar (National Supplementary Health Agency), with a 8.0% market share (August 2004 ANS data. It does not include extended warranty).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$5,106 million at the end of the quarter, increasing 38.7% Y-o-Y.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written totaled R$695 million in 3Q04, up 28.2% Y-o-Y.

R$ million
Insurance and Extended Warranty Combined Figures (1)	3Q04	2Q04	3Q03	9M04	9M03
Net premiums written - Insurance	695	721	542	2,073	1,696
Premiums retained	533	548	391	1,533	1,147
Premiums earned	502	533	385	1,449	1,115
Industrial result	80	81	53	232	187
Personnel and administrative expenses	(67)	(62)	(60)	(182)	(169)
Taxes and other operating expenses	(11)	(16)	(9)	(40)	(24)
Operating income	3	2	(15)	10	(6)
Financial income from technical reserves	91	91	102	264	279
Income before taxes	90	94	87	271	273
Net income	76	79	58	224	209

Loss ratio % (2)	44.1	50.5	58.4	48.7	56.8
Combined ratio % (3)	99.4	99.6	103.9	99.3	100.5
Extended combined ratio % (4)	84.1	88.9	84.7	86.1	83.0
(1)	AIG Brasil, UASEG, Unibanco AIG Saúde and extended warranty . Unibanco AIG Previdência accounted by the equity method.
(2)	Claims / Premiums.
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

Insurance consolidated premiums written (%) (1)
	3T04	2T04	3T03	9M04	9M03
Life + Casualties	24.7	24.1	20.1	23.0	20.4
Health	6.0	4.7	5.5	5.2	4.8
Auto	23.4	25.7	28.9	25.4	25.7
Other P & C	45.9	45.5	45.5	46.4	49.1
Total	100.0	100.0	100.0	100.0	100.0
(1)	Excludes extended warranty

The combined ratio, that measures the efficiency of the insurance companies, was 99.4% in 3Q04 and 99.3% in 9M04. The extended combined ratio, which includes financial revenues, reached 84.1% in 3Q04 and 86.1% in 9M04.

According to the latest industry data, released by SUSEP as of August 2004, the company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, petrochemical risks, and extended warranty products.

Insurance and extended warranty companies’ technical reserves reached R$1,067 million at the end of 3Q04, up 26.8% Y-o-Y.

The extended warranty business, formed by UAW and Garantech (a joint venture with Multibrás), posted net income of R$2 million in 3Q04, up 108.7% Y-o-Y. Garantech’s revenues in the period totaled R$108 million, approximately 4 times higher than the one obtained in 3Q03 and 24.3% above 2Q04 figure. The revenue growth is related to the increase in the sale of home appliances and to a contract signed with a leading Brazilian retailer. Although there is no official statistics of the segment, the company estimates that, based on its home appliances sales penetration and on its client base, it has a market share in excess of 80% in this business.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$20 million in 3Q04, up 42.9% Q-o-Q and up 33.3% Y-o-Y. Revenues for the quarter reached R$343 million, up 62.6% Y-o-Y. In 9M04, revenue reached R$1,155 million, a 21.8% growth when compared to the same period of last year.

Unibanco AIG Previdência ranked fourth in pension plan revenues up to August 2004, with 9.1% market share, according to ANAPP’s official data. As for the sale of corporate pension plans, according to ANAPP’s data for August 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$685 million. The company services approximately 1,218 corporate clients and 713 thousand individual customers, of which 206 thousand come from corporate clients.

Technical reserves stood at R$4,039 million at the end of 3Q04, up 7.1% Q-o-Q and 42.2% Y-o-Y.

WEALTH MANAGEMENT

Unibanco Asset Management (UAM) ended September 2004 with R$32.7 billion in assets under management and custody, up 34.2% Y-o-Y and 7.1% when compared to June 2004. 9M04 accounted for positive fund raising of R$2.7 billion, mainly from the corporate and institutional segments. UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, maintaining the last quarter position. In September 2004, UAM’s market share was 4.9%, compared to 4.5% in the same month of the previous year.

The Private Banking business ended September 2004 with assets under management of R$12.1 billion, an increase of 16.3% Y-o-Y. R$4.7 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9.1%, holding the 2nd position in the segment’s global ranking published by ANBID in September 2004.

UNIBANCO HUMAN RESOURCES

In September 2004, total Unibanco staff stood at 28,701 employees, or 180 fewer people than in June 2004, when the staff totaled 28,881.

In the third quarter of 2004, roughly R$6.3 million were invested in several training and development activities, including MBA programs in Brazil and abroad and the People Management Program. The latter has provided training for 93% of all our managers since its beginning in October 2003. In 3Q04, a total of 1,490 managers took part in this program.

As part of major changes in its organizational structure, Unibanco offered a group of executives a one-time-only program for anticipating retirement with special benefits. 71 people or 88% of the eligible executives signed up for the program.

CORPORATE GOVERNANCE

Reverse Stock Split Result

Unibanco and Unibanco Holdings finished the reverse stock split of their shares (common, preferred and Units) in August 30th, 2004. The reverse stock split was done at the ratio of 100 shares for every 1 share of the same class and type. The shares began to be quoted on a per share basis and to be negotiated in lots of 100 shares. Since the same date, a Global Depositary Receipt (GDR) traded abroad represents 5 Units, instead of 500 Units. There was no change in the number of GDRs issued or in the value of their pricing.

The sum of the remaining fractional shares of shareholders that did not adjust their stockholdings was sold in an auction at the São Paulo Stock Exchange on September 17th, 2004. The following table shows the result of the auction, per stock type, net of brokerage fee and stock exchange fees:

Stock	Amount	Price per Share (R$)
UBBR11	12,409	13.5252
UBBR4	70,216	5.8286
UBBR3	70,591	7.3305
UBHD3	4	14.3325

Unibanco in the IBrX-50 index

In September 1st, 2004, the Unit (BOVESPA: UBBR11) became part of the IBrX50 Index, initially with 2. 859% weight in the theoretical portfolio of November 10th, 2004. This weight represented the 10th position in the index portfolio. The current index composition is effective until December 31st, 2004.

The IBrX-50 index comprises the 50-best classified stocks according to a negotiability index, calculated by Bovespa, and that have a trading floor presence of at least 80%, measured in the last twelve months. The inclusion of the Units in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

SOCIAL RESPONSIBILITY

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

Throughout the 3Q04, the Institute signed a partnership with the State Board of Social Welfare and Development, enabling the “Basic qualification for elders carers” project. The project qualified 18 to 24 year-old people to take care of elders in their own homes or in institutions.

Also in 3Q04, Unibanco Institute promoted the “1st Self-Sustainability Meeting”, which congregated Enviromental Education Centers from all over the country with the aim of creating a network of professionals capable of developing replicable actions and improving management and self-sustainability in each Center.

Moreira Salles Institute

In the 9M04, the Moreira Salles Institute cultural centers and exhibitions were visited by more than 166 thousand people, totaling an audience already above the number of visitors during the whole year of 2003.

It is worth mentioning the more than 2,000 guided visits realized at the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” of the Instituto Moreira Salles, receiving more than 32 thousand visitors, the majority of them being students from the public schools network.

The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted more than 1 million spectators during the quarter, totaling 2.7 million in 9M04.

Please note that the original Press Release is in Portuguese. In case of doubt the Portuguese version prevails.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Sep-04	Jun-04	Sep-03	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,326	1,039	855	27.6	55.1
Interbank investments	16,557	14,074	10,915	17.6	51.7
Marketable securities and financial derivatives instruments	17,836	18,961	15,762	-5.9	13.2
Interbank accounts	5,156	4,867	4,317	5.9	19.4
Loan portfolio, leasing and other loans	30,353	29,747	26,350	2.0	15.2
Allowance for loan losses	(1,430)	(1,545)	(1,537)	-7.4	-7.0
Net loans	28,923	28,202	24,813	2.6	16.6
Foreign exchange portfolio, except for ACC (1)	2,287	1,191	1,142	92.0	100.3
Negotiation and intermediation of securities	141	117	274	20.5	-48.5
Investments	1,916	1,849	1,594	3.6	20.2
Fixed assets	946	956	1,012	-1.0	-6.5
Deferred charges	701	706	669	-0.7	4.8
Other assets	8,273	8,049	6,713	2.8	23.2

Total assets	84,062	80,011	68,066	5.1	23.5

LIABILITIES
Deposits	32,044	29,328	24,986	9.3	28.2
Securities sold under repurchase agreements (open market)	11,265	10,154	7,342	10.9	53.4
Resources from securities issued	2,241	2,357	3,883	-4.9	-42.3
Interbank accounts	625	596	557	4.9	12.2
Borrowings and onlendings in Brazil - Governmental agencies	8,560	9,737	9,290	-12.1	-7.9
Financial derivatives instruments	326	264	213	23.5	53.1
Technical provisions for insurance, annuities and
retirement plans	5,338	5,063	3,875	5.4	37.8
Foreign exchange portfolio (1)	2,588	1,163	1,379	122.5	87.7
Negotiation and intermediation of securities	286	274	363	4.4	-21.2
Other liabilities	12,085	12,604	8,343	-4.1	44.9

Total liabilities	75,358	71,540	60,231	5.3	25.1

Minority interest	772	767	812	0.7	-4.9
Stockholders' equity	7,932	7,704	7,023	3.0	12.9

Stockholders' equity managed by parent company	8,704	8,471	7,835	2.8	11.1

Total liabilities + stockholders' equity	84,062	80,011	68,066	5.1	23.5

Note:	(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

	3Q04	2Q04	3Q03	9M04	9M03
Revenue from financial intermediation	3,095	3,414	3,419	9,400	8,369
Loan portfolio	1,776	2,078	1,945	5,655	5,622
Result from marketable securities(1)	890	884	990	2,524	1,491
Insurance, pension plans and annuities result	242	206	247	656	650
Leasing operations, foreign exchange transactions
and compulsory deposits	187	246	237	565	606

Expenses on financial intermediation	(1,695)	(2,272)	(2,303)	(5,653)	(5,051)
Securities sold under repurchase agreements (open market)	(1,151)	(1,414)	(1,567)	(3,647)	(3,124)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuities	(150)	(160)	(145)	(402)	(336)
Borrowings and onlendings	(119)	(382)	(175)	(700)	(478)
Provision for loan losses	(275)	(316)	(416)	(904)	(1,113)

Profit from financial intermediation	1,400	1,142	1,116	3,747	3,318

Other operating income (expenses)	(844)	(741)	(688)	(2,319)	(1,867)
Fees from services rendered	829	820	685	2,390	2,056
Insurance, pension plans and annuities result	134	168	165	410	386
Credit card selling expenses	(92)	(87)	(63)	(249)	(172)
Salaries, benefits, training and social security	(527)	(484)	(491)	(1,470)	(1,312)
Other administrative expenses	(781)	(758)	(690)	(2,223)	(2,028)
Other taxes	(199)	(174)	(160)	(530)	(465)
Equity in the results of associated companies	3	(1)	(4)	8	1
Other operating income / Other operating expenses(1)	(211)	(225)	(130)	(655)	(333)

Operating income	556	401	428	1,428	1,451
Non-operating income (expenses), net	(5)	18	(7)	1	9
Income before taxes and profit sharing	551	419	421	1,429	1,460

Income tax and social contribution	(141)	(18)	(56)	(238)	(427)

Profit sharing	(46)	(57)	(59)	(172)	(160)

Net income before minority interest	364	344	306	1,019	873
Minority interest	(37)	(39)	(36)	(111)	(112)

Net Income	327	305	270	908	761
Nota:

(1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Investor Relations – Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

9M04 Conference Call will be held on November 12, at 07:00 a.m. (Eastern Time) in Portuguese, and at 09:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.

For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.